ARTICLES SUPPLEMENTARY

                                       OF
                             MUTUAL SERIES FUND INC.

     Mutual Series Fund Inc., a Maryland corporation (the
"Corporation"), hereby certifies to the Maryland State Department of Assessments and Taxation as follows:

FIRST: Under the authority contained in Article V of the Charter of the Corporation and Section 2-105(c) of the Maryland General Corporation Law, the Board of Directors of the Corporation has duly increased the aggregate number of shares of authorized but unissued capital stock of the Corporation by creating a new class consisting of 400,000,000 shares of stock called the Mutual European Fund Stock (the "European Stock"), par value $.001 per share.

     SECOND: The European Stock shall be subject in all respects to the terms and conditions of the Corporation's Charter that are applicable to each class of the Corporation's capital stock as provided in Article V of the Corporation's Charter.

THIRD: Immediately prior to the increase, the Corporation had authority to issue an aggregate of 900,000,000 shares of capital stock of which 200,000,000 of the authorized shares were classified as the Mutual Shares Fund Stock, par value $.001 per share (the "Mutual Shares stock"), 200,000,000 of the authorized shares were classified as the Mutual Qualified Fund Stock, par value $.OO1 per share (the "Qualified Stock") , 200,000,000 of the authorized shares were classified as the Mutual Beacon Fund Stock, par value $.001 per share (the "Beacon Stock"), and 300,000,000 of the authorized shares were classified as the Mutual Discovery Fund Stock, par value $.001 per share (the "Discovery Stock"). The aggregate par value of all the shares of capital stock of the Corporation authorized to be issued prior to the increase was $900,000.00.

     FOURTH: As increased, the total number of shares of capital stock that the Corporation has authority to issue is 1,300,000,000, of which 200,000,000 of the authorized shares are classified as the Mutual Shares Stock, par value $.001 per share, 200,000,000 of the authorized shares are classified as the Qualified Stock, par value $.001 per share, 200,000,000 of the authorized shares are classified as the Beacon Stock, par value $.001 per share, 300,000,000 of the authorized shares are classified as the Discovery Stock, par value s.001 per share, and 400,000,000 of the authorized shares are classified as the European Stock, par value S.001 per share. The aggregate par value of all the shares of stock of the Corporation authorized to be issued is $1,300,000.00.

FIFTH: The Corporation is registered as an open-end company under the Investment Company Act of 1940.

     IN WITNESS WHEREOF, the Corporation has caused these Articles Supplementary to be signed and acknowledged in its name and on its behalf on this 17TH day of June, 1996, by its President who acknowledges that these Articles Supplementary are the act of the Corporation and that to the best of his knowledge, information and belief and under penalties of perjury, all matters and facts contained in these Articles Supplementary are true in all material respects.




ATTEST:                        MUTUAL SERIES FUND INC.


/S/ELIZABETH N. COHERNOUR      By:  /S/MICHAEL F. PRICE
Elizabeth N. Cohernour              Michael F. Price
Secretary                           President